U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA

Financial Statements and Independent Accountant's Review Report
December 31, 2023 and 2022

U.S. Pro Gymnastics Invitational, LLC

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Financial Statements as of December 31, 2023 and 2022 and for the years then ended:	
Balance Sheets	2
Statement of Operations	3
Statement of Changes in Members' Deficit	4
Statement of Cash Flows	5
Notes to Financial Statements	6



To the Members of
U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA
Dover, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' deficit, and cash flows for the year ended December 31, 2023 and for the period from January 5, 2022 (inception) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 3, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
BALANCE SHEETS
As of December 31, 2023 and 2022

(unaudited)

		2023		2022
ASSETS				
Current assets:				
Cash in bank	$	1,817	$	-
Prepaid expense		61		-
Total current assets		1,878		-
Total assets	$	1,878	$	-
LIABILITIES AND MEMBERS' DEFICIT				
Current liabilities:				
Accounts payable	$	81,657	$	7,601
Amounts due to related parties		234,307		7,022
Total current assets		315,964		14,623
Non-current liabilities:				
Simple agreements for future equity		25,000		-
Total non-current liabilities		25,000		-
Total liabilities		340,964		14,623
Members' deficit:				
Class A Common Shares, 7,000,000 and 0 shares authorized, issued, and outstanding as of December 31, 2023 and 2022, respectively		-		-
Class B Common Shares, 3,000,000 and 0 shares authorized, issued, and outstanding as of December 31, 2023 and 2022, respectively		-		-
Accumulated deficit		(339,086)		(14,623)
Total members' deficit		(339,086)		(14,623)
Total liabilities and members' deficit	$	1,878	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
STATEMENTS OF OPERATIONS
For the year ended December 31, 2023 and for the period from January 5, 2022 (inception) to December 31, 2022

(unaudited)

	2023	2022
Net revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses:		
General and administrative expenses	329,963	12,873
Total operating expenses	329,963	12,873
Loss from operations	(329,963)	(12,873)
Other income:		
Promotional sponsorship income	5,000	-
Interest income	500	-
Total other income	5,500	-
Net loss	$ (324,463)	$ (12,873)

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
For the year ended December 31, 2023 and for the period from January 5, 2022 (inception) to December 31, 2022

(unaudited)

	Class A Units	Class B Units	Accumulated Deficit	Total Members' Deficit
Balance at January 5, 2022 (inception)	-	-	$ (1,750)	$ (1,750)
Net loss	-	-	(12,873)	(12,873)
Balance at December 31, 2022	-	-	(14,623)	(14,623)
Issuance of founder shares	7,000,000	3,000,000	-	-
Net loss	-	-	(324,463)	(324,463)
Balance at December 31, 2023	7,000,000	3,000,000	$ (339,086)	$ (339,086)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
STATEMENTS OF CASH FLOWS

For the year ended December 31, 2023 and for the period from January 5, 2022 (inception) to December 31, 2022

(unaudited)

	2023	2022
Cash flows from operating activities		
Net loss	$ (324,463)	$ (12,873)
Adjustments to reconcile net loss to net cash used in operating activities:		
Pre-inception expenses	-	(1,750)
Deferred compensation expense	225,000	-
Expenses paid on the Company's behalf by related party	2,285	7,022
Changes in operating assets and liabilities:		
Increase in prepaid expense	(61)	-
Increase in accounts payable	74,056	7,601
Net cash used in operating activities	(23,183)	-
Cash flows from financing activities		
Proceeds from issuance of SAFE agreement	25,000	-
Net cash provided by financing activities	25,000	-
Net change in cash	1,817	-
Cash at beginning of the year	-	-
Cash at end of the year	$ 1,817	$ -
Supplemental disclosure of cash flows information		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from January 5, 2022 (inception) to December 31, 2022

NOTE 1: NATURE OF OPERATIONS

U.S. Pro Gymnastics Invitational, LLC d/b/a GIGA (the "Company") is a limited liability company organized on January 5, 2022 under the laws of the state of Delaware. The Company plans to host women's gymnastic events and competitions. The Company is managed by its majority member, Next Gen Global Alliance, LLC (the "Manager").

The Company has not yet commenced planned principal operations nor generated revenues. The Company's activities since inception have consisted of formation expenses and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to operate the business profitably.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash in bank balances did not exceed federally insured limits.

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from January 5, 2022 (inception) to December 31, 2022

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
**As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period
from January 5, 2022 (inception) to December 31, 2022**

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. The Company recorded $1,750 of expenses incurred prior to its inception to its beginning members' deficit.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company is currently in a pre-revenue stage as it plans to commence operations upon a successful capital raise. No revenue has been recognized as of December 31, 2023 or 2022.

Advertising

Advertising costs are expensed as incurred.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from January 5, 2022 (inception) to December 31, 2022

for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenue or profits. The Company sustained net losses of $324,463 and $12,873 and had negative operating cash flows of $23,183 and $0 for the periods ended December 31, 2023 and 2022, both respectively. As of December 31, 2023, the Company had an accumulated deficit of $339,086 and limited liquid assets to satisfy its obligation as they come due with $1,817 of cash compared to $315,964 of current liabilities, with a working capital deficit of

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from January 5, 2022 (inception) to December 31, 2022

$314,086. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' DEFICIT

As of December 31, 2022, the Company had not authorized any equity units and assigned 100% of its interests to its Manager. During 2023, the Company amended its operating agreement to authorize 10,000,000 membership units. The units are divided into two classes: 7,000,000 as "Class A Common Shares" and 3,000,000 as "Class B Common Shares." No par value was assigned. Class A shares are held by the Manager and carry one vote per share, while Class B shares carry no voting rights. There are no conversion or liquidation preferences between classes. The Manager may increase the number of authorized shares at its discretion. Upon adoption of the amended operating agreement in 2023, the Company issued 7,000,000 Class A Common Shares to its Manager and 3,000,000 Class B Common Shares to two individuals (founders).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company's three founders agreed to defer their compensation of $75,000 annually each commencing in January 2023 for future payment when cash flow allows. Accordingly, the Company recorded $225,000 of general and administrative expenses on its statement of operations for the year ended December 31, 2023. This deferred compensation is included in amounts due to related parties on the Company's balance sheet in the amounts of $225,000 and $0 as of December 31, 2023 and 2022, respectively. As the repayment date is not yet known, the Company included these balances in current liabilities.

The Company owes funds to a member of the Company for general and administrative operating expenses incurred and paid by the member on the Company's behalf. The balance due to the member as of December 31, 2023 and 2022 amounted to $9,307 and $7,022, respectively. This loan is non-interest bearing and payable on demand.

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from January 5, 2022 (inception) to December 31, 2022

NOTE 6: SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

In 2023, the Company entered into a SAFE agreement with an investor in exchange for a cash investment of $25,000, (the "Purchase Amount").

The terms provide the holder with automatic conversion of the SAFE agreement's Purchase Amount into the Company's standard preferred shares if and upon an equity financing event, which is defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of standard preferred interests the SAFE agreements were convertible into was either a) the number of standard preferred interests equal to the Purchase Amount divided by the lowest price per preferred interest issued; or b) the number of shares determined by the Purchase Amount divided by the share price implied by a $6,000,000 valuation on the Company's then outstanding fully diluted capitalization.

If and upon a liquidation event, being a change of control or an initial public offering, before the expiration or termination of the SAFE agreements, the holders are to, at their option either a) receive a cash payment equal to the Purchase Amount, or b) receive the number of shares determined by the Purchase Amount divided by the share price implied by a $6,000,000 valuation on the Company's then outstanding fully diluted capitalization.

If and upon a dissolution event, as defined in the SAFE agreements, before the expiration or termination of the SAFE agreements, the holders are to receive a cash payment equal to the Purchase Amount payable to the holder immediately prior or concurrent with the consummation of the dissolution event.

For the purposes of liquidity events or dissolution events, the SAFE agreements are to be treated junior to debt obligations, on par with preferred stock and other SAFE agreements, and senior to common shares.

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. The SAFE agreements were unsecured obligations.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

SAFE Agreement

On January 19, 2024, the Company entered into SAFE agreement with an investor in exchange for a cash investment of $50,000, (the "Purchase Amount). The SAFE agreements have the same terms

U.S. PRO GYMNASTICS INVITATIONAL, LLC d/b/a GIGA
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from January 5, 2022 (inception) to December 31, 2022

as those discussed in Note 6, with the exception of the valuation cap, which is $8,000,000 for the 2024 issuances.

Management's Evaluation

The Company has evaluated subsequent events through April 3, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.